[A&P LETTERHEAD]

December 5, 2006

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Union Street Acquisition Corp.

Registration Statement on Form S-1

File No. 333-136530

Filed December 5, 2006

Dear Mr. Reynolds:

As counsel to Union Street Acquisition Corp., a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-136530) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. A. Clayton Perfall of the Company, dated November 14, 2006 (the “November 14 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the November 14 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 3.

We have provided to each of you, Mr. Mike Carney and Mr. Duc Dang a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 2 to the Registration Statement filed with the Commission on October 31, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. John Reynolds

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

General

1.	We note your response to previous comment one of our letter dated October 27, 2006. It appears from the disclosure that you would not be obligated to bring claims against Messrs Perfall and Burke to enforce the indemnification provisions. Please revise to clearly disclose the implication of your revised disclosure in a separate risk factor.

RESPONSE:

In response to the Staff’s comment, we have added a risk factor on page 20 and modified the disclosure on page 60 to clearly state that the independent members of the Board could, in the exercise of their business judgment, decide not to enforce the indemnification provisions, although we currently expect that such members would decide to enforce the indemnification provisions against Messrs. Perfall and Burke.

2.	We reissue prior comment two of our letter dated October 27, 2006. Please provide clear disclosure to investors as to what costs would be deemed “special, indirect or consequential costs.” The terms used are vague and ambiguous and do not provide clear disclosure to investors as to what claims would not be covered.

RESPONSE:

In response to the Staff’s comment, we have modified the disclosure on pages 10 and 59 to delete the words “special, indirect and consequential.” We have retained the language that the indemnification only covers direct costs and excludes litigation costs.

Risk Factors, page 13

3.	We note the removal of “valid and enforceable” when referring to waivers and the indemnification provision. Clarify whether the indemnification would cover claims that were subject to a waiver that was found to not be valid and enforceable. We may have further comment.

RESPONSE:

In response to the Staff’s comment, we have modified the disclosure on pages 19, 20, 52, 53 and 60 to clarify that if the Company secures a waiver, Messrs. Perfall and Burke will not be required to indemnify for claims covered by the waiver, even if the waiver is subsequently found not to be valid and enforceable.

Mr. John Reynolds

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Proposed Business, page 46

4.	We note your responses to comments 3 and 11 of our letter dated October 27, 2006 and the disclosure on page 49 that Snyder Communications acquired more than 40 businesses and created shareholder liquidity events valued over $2.7 billion. Please revise to provide the relevance for this disclosure. Please revise to clarify if Mr. Perfall will participate in you in the same capacity he did with the companies listed in this section. We note the additional disclosure on page 49 that to the extent they continue to serve you post business combination, the disclosure of the specific achievements of companies they were associated with is relevant. Please revise to clarify then that if they do not remain with the company that the disclosure here is moot and not relevant.

RESPONSE:

In response to the Staff’s comment, we have modified the language on page 50 to clearly indicate why we believe that our officer’s and director’s experience with acquiring companies in the business services industry is relevant to the identification and acquisition of a target business and, to the extent they remain, to growing the acquired business following acquisition. However, we have substantially modified the disclosure to clearly state that their prior success in acquiring and running business services companies was likely the result of several factors and does not mean that similar success will be achieved by the Company.

5.	We note your response to comment 12 of our letter dated October 27, 2006 and the additional disclosure that their past success “does not guarantee that they will successfully consummate an initial business combination for us, we believe that their prior experience” will help you identify potential target businesses. Please revise to clarify if the increases referenced in the disclosure are primarily attributable to the listed individuals’ efforts or if they could have been a result of other factors. Also, please revise to clarify that there is no assurance that management will achieve similar results once a combination is effected.

RESPONSE:

Please see the response to comment 4.

6.	We note your response to comment 14 of our letter dated October 27, 2006. We also note the disclosure that you have “unrestricted flexibility,” yet disclose “factors” you

Mr. John Reynolds

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

will consider. Please revise to explain the broad and vague factors listed. For instance, you reference the term “capital requirements.” All companies have some form of capital requirements. Also, all companies have some form of “competitive position.” Would you consider a company in a poor competitive position to acquire it at a low price? To the extent that you have these factors, they should be explained. The list of factors here appear similar to those in numerous other public offerings of shell/blank check companies even though you are not all looking for the same type of companies. Please revise to clarify.

RESPONSE:

Based on conversations with the Staff following the issuance of this comment letter, we are maintaining the disclosure as is on page 54. However, we are supplementally advising the Staff that management has not developed more specific criteria that it intends to include in a mandate letter for a finder that may be retained after the closing of the public offering.

7.	We note the additional disclosure on page 51 in response to comment 15 of our letter dated October 27, 2006 that you will provide the information as is required by Delaware law and the SEC’s proxy rules. We also note the disclosure that the board will determine the value based on standards generally accepted. Please revise to clarify if you are required to quantify the value of any target prior to entering into any agreement that binds the company and if such value will be disclosed to shareholders for their reliance.

RESPONSE:

In response to the Staff’s comment, we have modified the disclosure on page 56 to confirm that the board of directors does intend to determine the fair market value of the target and to disclose that value in the proxy statement seeking stockholder approval of the transaction. However, such disclosure would be properly caveated to make clear that the Company’s assessment of the fair market value is based on a number of assumptions that may prove not to have been correct.

8.

We note your response to comment 16 of our letter dated October 27, 2006. We the exception of the phrase “net assets” for “trust account,” we reissue the comment. Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you

Mr. John Reynolds

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

used a share exchange. Clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

RESPONSE:

In response to the Staff’s comment, we have modified the disclosure on page 55 to clearly state that the fair market value of the portion of the business actually acquired must exceed the threshold. In addition, we have added a risk factor on page 22 and disclosure on page 55 indicating that if a business combination is structured as a share for share exchange, or if the Company raises additional proceeds for an acquisition through the issuance of equity securities, for example by way of a private issuance of public equity (PIPE) transaction, the shares may be issued at below the then public trading price, which would result in dilution to the current stockholders.

9.	We note your response to comment 17 of our letter dated October 27, 2006 and the additional disclosure on page 56. Please revise to clearly discuss the 10 day notice in connection with the fact that a failure to vote will not have any effect on any proposed transaction. Clarify if the 10-day notice begins to run on the mailing of the proxy materials or some other date. Also, compare this aspect of your transaction with that of typical blank checks in your disclosure on pages 61-64. Please revise to include a risk factor associated with effects of a failure to vote and the limited time you will provide, as those aspects of your deal are significantly divergent from the protections afforded by Rule 419 of Regulation C or advise why such aspect does not pose a material risk.

RESPONSE:

In response to the Staff’s comment, we have modified the disclosure on page 58 to further clarify the notice requirements for AMEX listed companies and have undertaken to provide at least 23 days prior notice of a meeting if the Company is currently listed on AMEX (20 days per the AMEX rule plus three days for mailing). If the Company’s common shares are not listed on the AMEX, it will comply with Delaware law and its by-laws, which require at least ten days notice from the date of certification of mailing of the proxy. We have added disclosure in the comparison tables on pages 63-67 to highlight the difference between the notice requirements under the AMEX Rules and Delaware law, compared with a Rule 419 offering.

In addition, we have added disclosure in the comparison tables on pages 63-67 to clarify the difference in treatment of a stockholder who does not vote under our structure and

Mr. John Reynolds

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

under Rule 419 and have added a risk factor on page 19 that further clarifies the divergent treatment under our structure compared with Rule 419 offerings, given the relatively short time period that may be available to a holder of shares between mailing of the proxy and holding the vote.

10.	We note your response to comment 19 of our letter dated October 27, 2006. We reissue the comment. The disposal of the shares after a definite time period appears to be substantially different in your transaction and those conducted pursuant to Rule 419 of Regulation C. Please revise your disclosure accordingly.

RESPONSE:

In response to the Staff’s comment, we have modified the comparison tables on page 67 to discuss the differences between our structure and a Rule 419 offering resulting from the fact that our stock will be freely tradeable and our stockholders will need to vote to approve a dissolution, compared with a Rule 419 offering where stock is held in the trust/escrow account until completion of the business combination or dissolution.

Certain Relationships and Related Transactions

Prior Share Issuances, page 71

11.	We have reviewed your response to comment 21 of our letter dated October 27, 2006; however it is not clear how your conclusion is appropriate. It would appear that these shares were issued to the two new directors of the company and the transfer/sale was completed to broaden the stock ownership of the individuals that are important to the success of the company. We do not see where you have demonstrated how the principal stockholder’s transfer/sale of shares is caused by a relationship or obligation unrelated to the Registrant, how this transaction does not benefit the Registrant, and how you complied with the guidance its Staff Accounting Bulletin Topic 5.T. Further, it would appear that the transfer/sale of the shares are being provided as an additional incentive (or compensatory in nature) for the services rendered or to be rendered by directors. Accordingly, the fair value of the shares (a value representative of the $8.00 unit offering price, approximately) transferred/sold should be reflected as an expense in your financial statements with a corresponding credit to contributed (paid-in) capital. Please revise.

Mr. John Reynolds

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

RESPONSE:

The Company was formed as a Blank Check Company on July 18, 2006 and was capitalized on July 24, 2006 with $25,000 in equity and a $200,000 loan from Union Street Capital Management, LLC (“Union Street Capital Management”). Upon formation, Union Street Capital Management received 3,125,000 common shares of the Company (“founder’s shares”) at a cost of $0.008 per share.

On August 7, 2006, thirteen days after the initial capitalization of the Company, Union Street Capital Management sold 31,250 founder’s shares to each of two of the Company’s independent directors, John T. Schwieters and David B. Kay, at a price of $0.008 per share. On October 7, 2006 Union Street Capital Management sold an additional 31,250 founder’s shares to another independent director of the Company, Eran Broshy, also at a price of $0.008 per share. The Company agrees that it must record compensation expense if the shares sold to these directors had a value greater than the $0.008 per share sales price. The Company does not believe these shares had a value of greater than $0.008 per share at the time of these sales and has not recorded any compensation expense.

At the time of these sales, the Company had no operating business, had entered no discussions to acquire an operating business, and was capitalized with $25,000 of equity and a $200,000 loan from Union Street Capital Management. The Company had negative working capital at the time of each of these sales.

At the time of these sales, the Company was working with underwriters and legal counsel to prepare a Registration Statement for a proposed offering of $100 million of equity. At the time of these sales, however, no discussions had been held with potential investors, no capital had been raised and the underwriters were not committed or obligated to purchase or raise the $100 million of equity. In short, at the time of these sales the Company was no more than a shell company that had spent time with lawyers and accountants to prepare a Registration Statement. The Company believes that at the time of these sales the founder’s shares were worth no more than $0.008 per share.

The Staff has asked why the founder’s shares that were sold to the Company’s independent directors were not worth the expected $8.00 offering price of Company units. In a typical offering of common shares, the shares that are issued to the public are identical to the issuer’s founder’s shares other than with respect to liquidity. In the case of a Blank Check Company, however, the founder’s shares differ from the common shares that are issued to the public in several respects that significantly reduce value. The risks

Mr. John Reynolds

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

created by the timing of the sale of the founder’s shares to the directors also have a significant negative effect upon their value.

The founder’s shares that were sold to the Company’s independent directors differ from the units that will be sold through the offering in several key respects that warrant a dramatically lower valuation:

•	The common shares that will be sold through the offering will have the right to vote against any proposed business combination and to convert their shares into a cash balance of at least $7.76 per share, substantially mitigating any risk of loss. In the event that the Company fails to complete a qualified business combination within the allotted time frame, common shares that are sold through the offering will participate in the liquidation of the trust balance and will receive at least $7.76 per share, similarly mitigating any risk of loss. The founder’s shares that were sold to the independent directors do not have the right to convert to cash and will not participate in any cash liquidation. If no qualified business combination is identified, approved by the Company’s shareholders and completed, the founder’s shares sold to the independent directors will be worthless. This risk of possible worthlessness makes the founder’s shares that were sold to the independent directors worth materially less than the shares that will be sold through the offering.

•	The common shares that will be sold through the offering will be sold only if the initial public offering is successfully completed. The founder’s shares that were sold to the independent directors will be worthless if the initial public offering is not successfully completed. At the time of the sales of founder’s shares to the independent directors, there was material risk that this could occur. This risk of possible worthlessness makes the founder’s shares that were sold to the independent directors worth materially less than the common shares that will be sold through the offering when this risk will no longer exist.

•	The common shares that will be sold through the offering will be freely tradable on the American Stock Exchange. The founder’s shares that were sold to the independent directors cannot be freely traded until one-year after the Company completes a shareholder approved business combination. This lack of liquidity makes the founder’s shares sold to the independent directors worth materially less than the shares that will be sold through the offering.

Mr. John Reynolds

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

•	The common shares that will be sold through the offering will be sold coincident with the executive management team of the Company making a $2.5 million investment in warrants of the Company. This financial investment by the executive management team of the Company will materially increase the likelihood that the executive management team will remain committed to identifying, negotiating and completing a qualified business combination on behalf of the Company. Additionally, coincident with the offering the executive management team will commit themselves to stay involved in the Company until it has completed a qualified business combination or liquidated. At the time that the Company’s founder’s shares were sold to the independent directors, the executive management team was not obligated to make any investment in the Company beyond its $25,000 of contributed capital and a $200,000 loan and had made no commitment regarding their ongoing involvement. As a result, when the independent directors purchased their founder’s shares the executive management team did not have significant “skin in the game” and had not committed to their ongoing involvement, and as such there was material risk that the executive management team could elect to abandon the proposed offering and pursue alternative business opportunities. If the executive management team chose to abandon the offering and pursue other business opportunities, the founder’s shares sold to the independent directors would be worthless. This risk of possible worthlessness made the founder’s shares that were sold to the independent directors worth materially less than the common shares that will be sold through the offering when this risk will no longer exist.

Risk Element	Common Share Issued in Offering	Common Share Sold to Directors

• Executive Management Abandons Offering	• No risk of loss since investment is only made if offering is completed	• Investment wholly worthless

• Failed IPO	• No risk of loss since investment is only made if offering is completed	• Investment wholly worthless

• No Business Combination Completed	• Share is converted to at least $7.76 in cash	• Investment wholly worthless

Mr. John Reynolds

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

As outlined above, the common shares that will be sold as part of the offered units will be freely tradable and holders of these shares will have the opportunity to convert their shares into a cash balance of at least $7.76 per share or receive that amount on liquidation. In comparison, the founder’s shares sold to the independent directors cannot be sold until one year after the completion of a qualified business combination and will be rendered completely worthless if 1.) the Company does not successfully complete a qualified business combination; or 2.) the Company does not successfully complete its initial public offering; or 3.) the Company’s executive management team chooses to abandon the offering and pursue other business opportunities prior to making a meaningful financial investment in the Company. At the time at which founder’s shares were sold to the independent directors, there was material risk that each of these events could occur. The occurrence of any one of these events would render the founder’s shares sold to the independent directors completely worthless. This significant and threefold risk of worthlessness caused the founder’s shares that were sold to the independent directors to have negligible value at the time of their sale.

At the time of the sale of founder’s shares to the Company’s directors, the Company had no operating business, had held no discussions with potential acquisition candidates, had received no commitment from investors or underwriters to invest capital and had negative working capital. The Company believes that at the time of the sale of founder’s shares to its independent directors, those shares were worth no more than $0.008 per share and that no compensation expense was created by those sales.

Exhibits

12.	We note the statement that counsel is not a member of the bar of Delaware. Please remove this limitation on the opinion.

RESPONSE:

We have modified our Exhibit 5 opinion to address the Staff’s comment.

13.	Revise your legality opinion to indicate that opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

RESPONSE:

We have modified our Exhibit 5 opinion to address the Staff’s comment.

Mr. John Reynolds

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

14.	We also note the statement that the legality opinion is for the company’s sole use and benefit and no one else can rely upon it. The legality opinion is for investors and therefore they should be able to rely upon the opinion. Please revise or advise.

RESPONSE:

We have modified our Exhibit 5 opinion to address the Staff’s comment.

***********

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 703-720-7011 or Amanda Newby at 703-720-7032.

Very truly yours,

By:	/S/ KEVIN J. LAVIN
Kevin J. Lavin

cc:	Mr. Duc Dang — Securities and Exchange Commission
Mr. Mike Carney — Securities and Exchange Commission
Mr. A. Clayton Perfall — Union Street Acquisition Corp.